LINCOLN BENEFIT LIFE COMPANY

Supplement dated November 17, 2016, to the
Prospectus dated April 29, 2016 for
Consultant I Variable Annuity

This supplement amends certain disclosure contained in the prospectus for your Variable Annuity contract issued by Lincoln Benefit Life Company.

The following replaces Example 1 and Example 2 in the “Fee Tables” section of your prospectus.

Example 1

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses, and Portfolio fees and expenses and assumes no transfers or exchanges were made. The Example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	Invested $10,000 in the Contract for the time periods indicated,

•	earned a 5% annual return on your investment,

•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period, and,

•	elected the Enhanced Death and Income Benefit Riders II (with total Separate Account expenses of 1.80%).

The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$941	$1,564	$2,210	$3,723
Costs Based on Minimum Annual Portfolio Expenses	$821	$1,205	$1,614	$2,542

Example 2

This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$346	$1,054	$1,785	$3,723
Costs Based on Minimum Annual Portfolio Expenses	$226	$695	$1,189	$2,542

Explanation of Expense Examples

Please remember that you are looking at examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed. The examples do not assume that any Portfolio expense waivers or reimbursement arrangements are in effect for the periods presented. Examples 1 and 2 assume the election of the Enhanced Death and Income Benefit Riders II (total Separate Account expenses of 1.80%). If these riders were not elected, the expense figures shown would be slightly lower. The Examples reflect the Free Withdrawal amounts, if any, and an annual Contract maintenance charge of $35.
If you have any questions, please contact your financial professional or our Variable Annuities Service Center at (800) 457-7617.  Our representatives are available to assist you Monday through Friday between 7:30 a.m. and 5:00 p.m. Central time.

Please keep this supplement together with your prospectus for future reference.  No other action is required of you.

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